PEARLMAN SCHNEIDER LLP
Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

Telephone
James M. Schneider, Esq.	(561) 988-8070
Charles B. Pearlman, Esq.	Facsimile
Brian A. Pearlman, Esq.	(561) 988-5090

July 11, 2012

“CORRES”

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.   20549

Attention:  Chambre Malone

Re:          Linkwell Corporation (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed May 29, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 15, 2012
Forms 8-K and 8-K/A
Filed April 4, 2012 and May 11, 2012
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-24977

Dear Ms. Malone:

In accordance with our discussions, the Company requires additional time until July 25, 2012 in order to file its responsive letter to the staff’s comment letter of June 25, 2012.  The Company requires the additional time in order to obtain further corroborating background and supporting information, especially with regard to the Metamining, Inc. mining engineer, who has been ill most recently.

We appreciate the consideration and courtesies provided by the staff.

Sincerely yours,

/s/ James M. Schneider

James M. Schneider
JMS:sjm

Cc:           Linkwell Corporation